UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 *
(Amendment No. 2)

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

American Depositary Shares, each representing 1/2 Class A Common Share

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Boquan He

Unit 3213, Metro Plaza

No. 183-187 Tianhe Road (N)

Guangzhou, PR China, 510620

+86 20 8755 3248

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.
***	This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108

1	Name of Reporting Person. Boquan He
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization PR China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,458,575 Class A Common Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,458,575 Class A Common Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,458,575 Class A Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11); 12.7%(2)
14	Type of Reporting Person (See Instructions) IN

(1)         Consists of (i) 10,000 Class A Common Shares issuable upon exercise of option held by Mr. Boquan He within 60 days of the date of this Amendment No. 2, and (ii) 4,448,575 Class A Common Shares held by Top Fortune Win Ltd.

(2)         Percentage calculated based on (i) 34,306,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of option) and 805,100 Class C Common Shares outstanding as of June 30, 2018 according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on August 10, 2018, and (ii) 10,000 Class A Common Shares issuable upon exercise of option held by Mr. Boquan He within 60 days of the date of this Amendment No. 2.

CUSIP No. 45174L108

1	Name of Reporting Person. Top Fortune Win Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,448,575 Class A Common Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,448,575 Class A Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,448,575 Class A Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11); 12.7%(1)
14	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on 34,306,093 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of option) and 805,100 Class C Common Shares outstanding as of June 30, 2018 according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on August 10, 2018.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on April 5, 2018, as previously amended by Amendment No. 1 filed on June 4, 2018 (the “Original Schedule 13D”), with respect to iKang Healthcare Group, Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 2, the Original Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 4    Purpose of Transaction

On September 25, 2018, Parent, Holdco, Merger Sub and the Issuer entered into Amendment No. 2 to Merger Agreement and Plan of Merger (“Amendment No. 2 to Merger Agreement”), pursuant to which, among other things, the termination date under the Merger Agreement is extended from September 26, 2018 to October 31, 2018.

Reference to Amendment No. 2 to Merger Agreement in this Amendment No. 2 is qualified in its entirety by reference to the above-mentioned document, which is attached hereto as Exhibit 99.14 and incorporated herein by reference as if set forth in its entirety herein.

Item 7    Materials to be Filed as Exhibits

Exhibit	Description
99.14

Amendment No. 2 to the Merger Agreement, dated September 25, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit (d)-(12) of Schedule 13E-3 filed with the Securities and Exchange Commission on September 26, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2018

MR. BOQUAN HE

By:	/s/ Boquan He

TOP FORTUNE WIN LTD.

By:	/s/ Boquan He
Name: Boquan He
Title: Director